SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

LUCENT TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

549463 10 7

_________________

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Rawson
Senior Vice President, General Counsel and Secretary
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, New Jersey 07974
(908) 582-8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

	third party tender offer subject to Rule 14d-l.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

     This Amendment No. 3 amends and supplements the Tender Offer on Schedule TO filed by Lucent Technologies Inc. with the Securities and Exchange Commission on April 22, 2002, as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed on April 26, 2002 and Amendment No. 2 to the Tender Offer on Schedule TO/A filed on May 3, 2002. The Schedule TO, as amended, relates to the tender offer made by Lucent to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Lucent common stock, par value $0.01 per share.

     Item 12 to Lucent’s Schedule TO is amended and supplemented to add new exhibits, Exhibit 99.(a)(27) and Exhibit 99.(a)(28).

Item 12.	Exhibits.

Exhibit Number	Description

99.(a) (27)	Reminder to employees who have already made elections, dated May 10, 2002

99.(a) (28)	Reminder to employees who have not yet made elections, dated May 10, 2002

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

LUCENT TECHNOLOGIES INC. By: /s/ JOHN A. KRITZMACHER —————————————— Name: John A. Kritzmacher Title: Senior Vice President and Corporate Controller

Date: May 10, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a) (27)	Reminder to employees who have already made elections, dated May 10, 2002

99.(a) (28)	Reminder to employees who have not yet made elections, dated May 10, 2002